                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                               PRIZE ENERGY CORP.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    74267L106
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                                 (CUSIP Number)

                                   LON C. KILE
                              3500 WILLIAM D. TATE
                                    SUITE 200
                             GRAPEVINE, TEXAS 76051
                                 (817) 424-0406
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               - with copies to -

                                 ROBERT A. CURRY
                                CONNER & WINTERS
                           A PROFESSIONAL CORPORATION
                             3700 FIRST PLACE TOWER
                                15 E. 5TH STREET
                           TULSA, OKLAHOMA 74103-4344
                                 (918) 586-5711

                                FEBRUARY 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 2


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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           LON C. KILE
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                        (b)  [ ]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           OO
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
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                          7     SOLE VOTING POWER
      NUMBER OF
                                577,618
        SHARES            ------------------------------------------------------
                          8     SHARED VOTING POWER
     BENEFICIALLY
                                -0-
       OWNED BY           ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
         EACH
                                577,618
      REPORTING          ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
        PERSON
                                -0-
         WITH

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           577,618
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2%
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   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
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


                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 3

         The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 3500 William D. Tate, Suite 200, Grapevine, Texas 76051.


ITEM 2. IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Lon C. Kile, who is sometimes referred to herein as the "Reporting Person."

         (b) The principal business address of the Reporting Person is 3500 William D. Tate, Suite 200, Grapevine, Texas 76051.

         (c) The Reporting Person is the President and Chief Operating Officer of the Company, which is an independent oil and gas company focused on the acquisition, enhancement and exploitation of producing oil and gas properties. The principal address of the Company is set forth in Item 1 above.

         (d) and (e) The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 8, 2000, a wholly-owned subsidiary of the Company was merged (the "Merger") with and into Prize Natural Resources, Inc. (formerly known as Prize Energy Corp.), a Delaware corporation ("Old Prize"), pursuant to an Agreement and Plan of Merger dated October 8, 1999, among the Company, Old Prize and such subsidiary (the "Merger Agreement").

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 4

         As a result of the Merger, Old Prize became a wholly-owned subsidiary of the Company and the stockholders of Old Prize received shares of stock in the Company constituting 84% of the voting shares of the Company. The Reporting Person was the President and Chief Operating Officer and a stockholder of Old Prize at the time of the Merger.

         The issuance of shares of Company stock in the Merger was registered under the Securities Act of 1933, as amended (the "Securities Act"), on a Registration Statement on Form S-4 (file number 333-92561) which became effective on January 13, 2000.

         At the time of the Merger, the Reporting Person was also the holder of employee stock options of Old Prize under which the Reporting Person had the right to purchase shares of common stock in Old Prize. Pursuant to the Merger Agreement, these options and the option plan under which they were issued were assumed and adopted by the Company. Accordingly, the Reporting Person's right to purchase shares of common stock in Old Prize was converted into the right to purchase shares of the Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION

         The principal purpose of the transaction was to effect a combination of the assets, properties and businesses of the Company and Old Prize.

         The Reporting Person has no present plans, proposals or intention which relate to or would result in (a) the acquisition by any person of additional securities of the Company (other than in connection with stock option plans or other employee benefit plans of the Company), or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the board will be expanded to include two or three "independent directors" in order to satisfy requirements of the Securities and Exchange Commission and the American Stock Exchange); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure (other than the possible consolidation or other reorganization of the Company's subsidiaries); (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of securities of the Company to be delisted from the American Stock Exchange; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 5

         As described in Item 6 below, the Reporting Person is party to a Voting and Shareholders Agreement relating to the voting and disposition of shares of Common Stock. The Reporting Person is not under any obligation to increase or decrease his holdings of Common Stock. Depending upon future developments, the Reporting Person may, in his discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The Reporting Person reserves the right to act with respect to his holdings as he deems in his own best interest.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Reporting Person is the beneficial owner of 577,618 shares of the Common Stock (the "Shares"), which represent 5.2% of the outstanding shares of the Common Stock. The Reporting Person has the sole power to vote and dispose of the Shares. Of the Shares: (i) 41,916 are held by the Reporting Person in his individual capacity; and (ii) 535,702 are issuable upon exercise of stock options which are currently exercisable at an exercise price of $7.84 per share.

         (c) Except for the Merger and the acquisition of the Shares therein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days, except that the Reporting Person purchased 285 shares of Common Stock on or about December 20, 1999.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person is a party to a Voting and Shareholders Agreement dated February 8, 2000, among the Company and the holders of a majority of the voting securities of the Company (including all of the former stockholders of Old Prize), under which the Shares are subject to certain covenants as to the voting and disposition of the Shares (the "Shareholders Agreement").

         The parties to the Shareholders Agreement have agreed to vote their shares of Common Stock for the election of: (i) one director designated by management of the Company; (ii) three directors designated by Natural Gas Partners V, L.P. ("NGP V"); and (iii) two directors designated by Pioneer Natural Resources USA, Inc. ("Pioneer"). However, on the date on which Pioneer no longer owns at least 60% of the shares of the Company's convertible preferred stock initially issued to it in the Merger, or the equivalent number of shares of the Common Stock obtained upon conversion, Pioneer shall have the right to designate only one director and NGP V shall have the right to designate four directors.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 6

         The provisions of the Shareholders Agreement regarding election of directors terminate on the earlier to occur of June 29, 2009, or the date on which Pioneer no longer owns shares of the Common Stock and shares of the Company's convertible preferred stock that constitute, on an as converted basis, at least 16.7% of the Common Stock outstanding.

         In addition, under the Shareholders Agreement, the Reporting Person may not transfer any of the Shares unless all of the other parties to the Shareholders Agreement have the opportunity to transfer a pro rata portion of their shares of Common Stock on the same terms. Reference is made to the full text of the Shareholders Agreement which is filed as an exhibit to this Schedule 13D and incorporated herein.

         The Reporting Person is also a party to an Amended and Restated Registration Rights Agreement dated February 8, 2000, among the Company and the holders of a majority of the voting securities of the Company (including all of the former stockholders of Old Prize), under which the Reporting Person has certain rights with respect to the registration of the Shares under the Securities Act. Reference is made to the full text of the Amended and Restated Registration Rights Agreement which is filed as an exhibit to this Schedule 13D and incorporated herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -     Agreement and Plan of Merger dated October 8, 1999, among Vista
                Energy Resources, Inc. (now named Prize Energy Corp.), Prize
                Energy Corp. (now named Prize Natural Resources, Inc.) and PEC
                Acquisition Corp.*

Exhibit B -     Voting and Shareholders Agreement dated as of February 8, 2000, among Prize Energy Corp. (formerly known as Vista Energy
                Resources, Inc.) and all of the former stockholders of Prize
                Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Lon C. Kile.

Exhibit C -     Amended and Restated Registration Rights Agreement dated as of
                February 8, 2000, among Prize Energy Corp. (formerly known as
                Vista Energy Resources, Inc.), all of the former stockholders of Prize Natural Resources, Inc. (formerly known as Prize Energy
                Corp.), including Lon C. Kile, and certain other stockholders of Prize Energy Corp.

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*       Included in the Registration Statement on Form S-4, as amended (File No.
        333-92561), of Vista Energy Resources, Inc. (now named Prize Energy Corp.), initially filed on December 10, 1999, and incorporated herein by reference.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 7

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 17, 2000                        /s/ Lon C. Kile
                                                  ------------------------------
                                                  Lon C. Kile

                                  SCHEDULE 13D

CUSIP NO. 74267L106

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER                      DESCRIPTION
  -------                     -----------
Exhibit A -     Agreement and Plan of Merger dated October 8, 1999, among Vista
                Energy Resources, Inc. (now named Prize Energy Corp.), Prize
                Energy Corp. (now named Prize Natural Resources, Inc.) and PEC
                Acquisition Corp.*

Exhibit B -     Voting and Shareholders Agreement dated as of February 8, 2000, among Prize Energy Corp. (formerly known as Vista Energy
                Resources, Inc.) and all of the former stockholders of Prize
                Natural Resources, Inc. (formerly known as Prize Energy Corp.), including Lon C. Kile.

Exhibit C -     Amended and Restated Registration Rights Agreement dated as of
                February 8, 2000, among Prize Energy Corp. (formerly known as
                Vista Energy Resources, Inc.), all of the former stockholders of
                Prize Natural Resources, Inc. (formerly known as Prize Energy
                Corp.), including Lon C. Kile, and certain other stockholders of
                Prize Energy Corp.


----------------

* Included in the Registration Statement on Form S-4, as amended (File No. 333-92561), of Vista Energy Resources, Inc. (now named Prize Energy Corp.), initially filed on December 10, 1999, and incorporated herein by reference.